THE ALGER FUNDS

360 Park Avenue South

New York, New York 10010

July 15, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ashley Vroman-Lee

Re:	Alger Mid Cap Focus Fund, a series of The Alger Funds (File Nos.: 033-04959, 811-01355)

Dear Ms. Vroman-Lee:

On behalf of Alger Mid Cap Focus Fund (the “Fund”), a series of The Alger Funds (the “Registrant”), this letter responds to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on June 16, 2021, regarding Post-Effective Amendment No. 133 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, which was filed with the Commission on May 12, 2021 (the “Registration Statement”) in order to add two new classes of shares, Class A Shares and Class C Shares, to the Fund.

The Staff’s comments have been restated below in italicized text. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. The Registrant plans to file an amendment to the Registration Statement (the “Amendment”) on or about July 28, 2021 in order to (i) reflect changes made in response to the Staff’s comments, (ii) file certain exhibits, and (iii) make certain other non-material revisions. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Prospectus Summary—Principal Investment Strategy

Comment No. 1:

The third paragraph of the Fund’s principal investment strategy states that, “under normal market conditions, the Fund invests at least 25% of its total assets in companies in the following group of industries: Health Care Equipment & Supplies, Health Care Technology, Biotechnology, Life Sciences Tools & Services, and/or Software, as defined by third party sources. The Fund may have 25% or more of its total assets invested in any one of these industries.” Please revise the Fund’s concentration policy to state that the Software industry only relates to the healthcare industries listed in the concentration policy. As currently disclosed, “Software” is too broad to be included in this list.

Response No. 1:	The Fund’s fundamental investment restriction regarding concentration states that “the Fund may not invest more than 25% of the value of its total

July 15, 2021

assets in the securities of issuers in any single industry, except that this limitation will not be applicable to the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities or as otherwise permitted by the SEC, and provided that the Fund will invest at least 25% of its total assets in the following group of industries: Health Care Equipment & Supplies, Health Care Technology, Biotechnology, Life Sciences Tools & Services, and/or Software, as defined by third party sources” (emphasis added). Because the Fund’s concentration policy is fundamental, it cannot be changed without shareholder approval. In response to a similar comment by the Staff when the Fund launched Class Y shares in March 2021, Registrant made the following representation to the Staff:

Subject to any necessary review, findings and approval by the Board of Trustees, at the next meeting of shareholders of the Fund, Registrant shall submit a proposal for shareholders to approve the removal of the Fund’s concentration policy.

Prospectus Summary—Principal Risks

Comment No. 2:

The section captioned “Principal Risks” includes a risk factor called “Consumer Discretionary Sector Risk” but the consumer discretionary sector is not discussed in the “Principal Investment Strategy” section of the Registration Statement. If the Fund considers investing in this sector to be part of its principal investment strategy, please discuss it in the “Principal Investment Strategy” section; otherwise, consider deleting it as a principal risk.

Response No. 2:

The seventh paragraph in the “Principal Investment Strategy” section states that “The Fund may invest a significant portion of its assets in securities of companies conducting business within a single sector, including the information technology, consumer discretionary and healthcare sectors” (emphasis added). Registrant believes the disclosure in the Principal Investment Strategy sufficiently addresses the potential for investing in the consumer discretionary sector and respectfully declines to revise the disclosure.

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Please do not hesitate to contact me at (212) 806-8838 if you have any comments or you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Tina Payne
Tina Payne

July 15, 2021

cc:	Mia G. Pillinger, Esq., Fred Alger Management, LLC

Nicole M. Runyan, Esq., Proskauer Rose LLP